Exhibit 99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the six months ended June 30, 2009 and 2008

        Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. Our operating and financial review and prospects should be read in conjunction with our unaudited interim consolidated financial statements for the six months period ended June 30, 2009 and in conjunction with our consolidated financial statements and the related notes and other financial information included in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the Securities and Exchange Commission, or SEC, on March 31, 2009. Certain statements in this discussion are forward-looking statements.

Overview

        The sale of our wide-format printing business to Hewlett-Packard Company, or HP, and several of its subsidiaries, or the HP Transaction, was consummated on February 29, 2008, or the Closing Date. The aggregate consideration in connection with the HP Transaction amounted to $122.6 million. Of the total consideration, an amount of $0.5 million was withheld in connection with NUR Europe’s obligations with respect to government grants, and $14.5 million was deposited into an escrow account to secure the indemnity obligations of the Company and its remaining subsidiaries. The escrow funds, net of amounts distributed to HP in satisfaction of indemnity obligations, are to be distributed to the Company in two installments: $9.5 million were to be distributed eighteen months following the Closing Date and $5 million are to be distributed twenty-four months following the Closing Date.

        In August 2009 the Company received two officer’s certificates from HP requesting the release of funds in the aggregate amounts of approximately $8.1 million and Euro 2.4 million from the escrow funds. The claims included in the officer’s certificates mainly refer to payments HP made to the Israeli Office of the Chief Scientist, or OCS, in connection with the transfer of technology claimed to have been developed with OCS funding, claims made by suppliers and alleged non-compliance with different environmental and safety regulations.

        The Company is currently reviewing the claims and preparing its response. At this stage it is premature to estimate the outcome and scope of indemnification to be paid to HP, if any, and therefore the escrow funds were not recorded as a receivable and were excluded from the calculation of the capital gain.

        Our current plan of operation is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Following the closing of the HP Transaction, we have ceased conducting any operating activity and substantially all of our assets consist of cash and cash equivalents. We now only conduct activities relating to our efforts to identify business opportunities and strategic alternatives, activities relating to the investment of our funds and activities relating to liquidating our non-operating subsidiaries.

        Following the consummation of the HP Transaction, our primary asset is cash and cash equivalents and our sole source of income is interest that such cash earns. As the HP Transaction was consummated on February 29, 2008, our financial results for the six months ended June 30, 2008 include revenues from our wide-format printing business that were generated up to the closing of the HP Transaction.

        Therefore, the data presented in our interim consolidated financial statements and in our discussion below are not indicative of our future operating results or financial position.

Results of Operations

Six Months Ended June 30, 2009 Compared with Six Months Ended June 30, 2008

        Revenues. Revenues from product sales and services were $0 million in the six months ended June 30, 2009, compared to approximately $11.4 million in the six months ended June 30, 2008.

        The decrease in revenues of approximately $11.4 million was due to the sale of our business to HP, the cessation of our wide-format printing business at the end of February 2008 and our lack of operations since such date.

        Revenues-products. Revenues from sales of products were $0 in the six months ended June 30, 2009, compared to approximately $10.6 million in the six months ended June 30, 2008.

        The decrease in revenues from products of approximately $10.6 million was attributable to the sale of our business to HP, the cessation of our wide-format printing business at the end of February 2008 and our lack of operations since such date.

        Revenues-services. Revenues from services rendered were $0 million in the six months ended June 30, 2009, compared to approximately $0.8 in the six months ended June 30, 2008.

        The decrease in revenues from services of approximately $0.8 million was attributable to the sale of our business to HP, the cessation of our wide-format printing business at the end of February 2008 and our lack of operations since such date.

        Cost of revenues.  The cost of revenues was $0 million in the six months ended June 30, 2009, compared to approximately $11 million in the six months ended June 30, 2008.

        The decrease in the cost of revenue of approximately $11 million was attributed to the sale of our business to HP, the cessation of our wide-format printing business at the end of February 2008 and our lack of operations since such date.

        Cost of revenues-products.  Total cost of revenues-products was $0 million in the six months ended June 30, 2009, compared to approximately $8.1 million in the six months ended June 30, 2008. The decrease in the cost of revenues-products of approximately $8.1 million was attributable to the sale of our business to HP, the cessation of our wide-format printing business at the end of February 2008 and our lack of operations since such date.

        Cost of revenues-services.  Cost of revenues-services was $0 million in the six months ended June 30, 2009, compared to approximately $2.9 million in the six months ended June 30, 2008. The decrease in the cost of revenues-services was attributable to the sale of our business to HP, the cessation of our wide-format printing business at the end of February 2008 and our lack of operations since such date.

        Gross Profit. Gross Profit was $0 million in the six months ended June 30, 2009, compared to approximately $0.4 million in the six months ended June 30, 2009. The gross profit as a percentage of revenues was 0% in the six months ended June 30, 2009, compared to 3.6% in the six months ended June 30, 2008. The reduction in the gross margin is attributable to the sale of our business to HP, the cessation of our wide-format printing business at the end of February 2008 and our lack of operations since such date. The low gross profit in the report for 2008 is attributable to the fact that only two months of activity are reflected in this report. As we only operated our business during the first two month of 2008, a higher percentage of expenses and a lower gross margin compared with a full quarter (or six months) of activity are reflected. Employee compensation costs related to the HP Transaction also reduced the gross margin.

        Expenses. Research and development costs were $0 million in the six months ended June 30, 2009 compared to approximately $1.9 million in the six months ended June 30, 2008. The decrease in research and development costs was attributable to the sale of our business to HP, the cessation of our wide-format printing business at the end of February 2008 and our lack of operations since such date.

        Selling and marketing expenses were $0 million in the six months ended June 30, 2009, compared to approximately $3.1 million in the six months ended June 30, 2008. The decrease in sales and marketing expenses was attributable to the sale of our business to HP, the cessation of our wide-format printing business at the end of February 2008 and our lack of operations since such date.

        General and administrative expenses were approximately $1.1 million for the six months ended June 30, 2009, compared to approximately $8.1 million for the six months ended June 30, 2008. The decrease in general and administrative expenses was mainly attributable to the sale of our business to HP, the cessation of our wide-format printing business at the end of February 2008 and our lack of operations since such date, and to the fact that expenses related to the sale of our printing business, especially compensation and termination costs to our employees, were included in the period ended June 30, 2008.

        Financial income decreased to approximately $0.8 million in the six months ended June 30, 2009, compared to approximately $6.3 million in the six months ended June 30, 2008. This decrease was primarily due to the fact that amortization of the deferred interest in the amount of approximately $ 7.3 million following the full repayment of our loans in accordance with the provisions of SFAS No. 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” was included as financial income in the period ended June 30, 2008.

        Taxes. Taxes on income were approximately $0.4 million in the six months ended June 30, 2009, compared to taxes on income of approximately $1.3 million in the six months ended June 30, 2008. The decrease in taxes on income was mainly was attributable to the sale of our business to HP, the cessation of our wide-format printing business at the end of February 2008 and our lack of operations since such date.

Certain Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based on our interim consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates.

        The critical accounting policies described in Item 5 in our Annual Report on Form 20-F, filed with the SEC on March 31, 2009, are those that require management’s more significant judgments and estimates used in the preparation of our consolidated financial statements.

Liquidity and Capital Resources

        We have incurred operating losses during the last five years. Following the consummation of the HP Transaction and the payment of some related liabilities (including repayment of our short and long-term debt), as of September 15, 2009, we hold approximately $76 million in cash and cash equivalents. Our current plan of operation is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business, pursuing business combinations or otherwise. Although we now hold the consideration received from HP in connection with the sale of our business, we may need additional funds if we seek to acquire certain new businesses and operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot assure you that additional financing will be available on commercially reasonable terms or at all. We currently have no commitments for additional financing.

        Following the sale of our business to HP at the end of February 2008, we have only nominal operations and our cash balance is sufficient for our present requirements.

        We invest our excess cash in cash and cash equivalents that are highly liquid. At June 30, 2009 we had approximately $75.5 million of cash and cash equivalents compared with $78.4 at June 30, 2008.

Operating activities

        In the six months ended June 30, 2009, we had a net loss of $0.7 million. Net cash used in operating activities was approximately $1 million.

        In the six months ended June 30, 2008, we had net income of $86.1 million. Net cash used in operating activities was approximately $4.7 million. Most of our assets were sold to HP and the cash generated from the sale is reflected in our net cash provided from investment activities.

        Following the consummation of the HP Transaction, we have ceased conducting any operating activity and substantially all of our assets consist of cash, cash equivalents and short term bank deposits. We now only conduct activities relating to attempting to locate business opportunities and strategic alternatives, activities relating to liquidating our non operating subsidiaries. We cannot at this point predict whether following the consummation of a business transaction we will have sufficient working capital in order to fund our operations.

Investing activities

        Net cash provided by investing activities was approximately $49.6 million in the six months ended June 30, 2009 primarily due to proceeds from short term deposits that were invested in cash equivalents.

        Net cash provided by investing activities was approximately $100.7 million in the six months ended June 30, 2008, primarily due to proceeds from the HP Transaction.

Financing activities

        Net cash provided by financing activities in the six months ended June 30, 2009 was $0 million.

        Net cash used in financing activities in the six months ended June 30, 2008 was approximately $21.3 million, deriving primarily from repayments of short and long terms loans.

        As of June 30, 2009, our total current assets amounted to approximately $77.2 million, out of which $75.5 million was in cash and cash equivalents, compared with total current liabilities of approximately $1.5 million.

        As of June 30, 2008, our total current assets amounted to approximately $82.9 million, out of which $78.4 million was in cash and cash equivalents, compared with total current liabilities of approximately $8.4 million.

        The decrease in our cash balance and the reduction in our other current liabilities are mainly attributable to our genral and administrative expenses during the 12 month period ended June 30, 2009 and to expenses paid subsequent to June 30, 2008 in connection with the HP Transaction such as employee compensation and other transaction related expenses.

Disclosure about Market Risk

        Following the consummation of the HP Transaction in February 29, 2008, most of our assets are cash, cash equivalents and short term bank deposits, invested mostly in U.S. dollar-denominated deposits with U.S. banks which we carefully monitor with respect to their exposure to the current financial market situation. Other than that, the major market risk is currently the potential decline in the U.S. monetary interest rate that would impact our results of operations.

Forward-Looking Statements

        With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

        Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 4.A. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 31, 2009, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

        We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.